Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

    Vasogen to Host Conference Call and Web Cast to Review New ACCLAIM Data
            Being Presented at the World Congress of Cardiology 2006

Toronto, Ontario (August 29, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, today announced that it will host a conference call and a web cast slide presentation on Tuesday, September 5th, at 8:30 a.m. Eastern Time, to discuss new data from the ACCLAIM trial of its Celacade(TM) technology in patients with advanced heart failure. As previously announced, the results from the ACCLAIM trial have been accepted for presentation at a late breaking clinical trial Hot Line Session of the World Congress of Cardiology 2006, being held in Barcelona, Spain. The World Congress of Cardiology 2006 (WCC 2006) brings together, in a joint meeting, the XVth World Congress of Cardiology of the World Heart Federation and the 2006 Congress of the European Society of Cardiology and is the largest medical meeting in Europe, with more than 25,000 attendees expected.

Guillermo Torre-Amione, MD, PhD, FACC, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, Houston, and Principal Investigator for the U.S. arm of the ACCLAIM trial, will present results of the ACCLAIM trial on Sunday, September 3rd (11:00 a.m. Eastern Time) at the WCC 2006. Vasogen will issue a press release at the time of this presentation.

To participate in Vasogen's conference call on Tuesday, September 5th at 8:30 a.m. (ET) via live web cast and to view the slide presentation, please go to www.vasogen.com.

To participate by telephone, please connect 10 minutes prior to the call to one of the following:

                      Direct Dial            416-695-6130
                      Toll-free            1-800-766-6630

Telephone participants can also log onto www.vasogen.com to follow the slide presentation and will have the opportunity to ask questions.

A re-broadcast of the conference call will be available at www.vasogen.com and may also be accessed by:

                      Direct Dial            416-641-2132
                      Toll-free            1-800-293-3630
                      Pin Code                       9899

                                     -more-

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                                                      ...page 2, August 29, 2006


About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Results from the ACCLAIM study are scheduled to be presented on September 3rd at the World Congress of Cardiology 2006 in Barcelona, Spain, and on September 13th at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and the upcoming conference call and web cast constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Except for results on the primary endpoint, initial results disclosed in June 2006 were based on initial data analyzed and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.


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